Turning Point Brands, Inc.
5201 Interchange Way
Louisville, KY 40229

October 6, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jay Ingram and Erin Donahue

RE : Turning Point Brands, Inc. Registration Statement on Form S-3 (File No. 333-274825)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (No. 333-274825) of Turning Point Brands, Inc., a Delaware corporation (the “Company”), initially filed with the Securities and Exchange Commission (the “Commission”) on October 2, 2023 (the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m. Eastern Time on October 12, 2023, or as soon as practicable thereafter or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Commission.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Milbank LLP, by calling Brett Nadritch at (212) 530-5301, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Thank you for your assistance in this matter.

[Signature page follows]

Very truly yours,

Turning Point Brands, Inc.

By: /s/ Brian Wigginton
Name: Brian Wigginton
Title: Chief Accounting Officer